CONSENT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Calvert Social Investment Fund

     We consent to the incorporation by reference in Post-Effective Amendment No. 25 to the Registration Statement of Calvert Social Investment Fund on Form N-1A (File Numbers 2-75106 and 811-3334) of our report dated November 7, 1997 on our audit of the financial statements and financial highlights of Money Market, Managed Growth, Bond and Equity Portfolios, which report is included in the Annual Report to Shareholders for the year ended September 30, 1997 which is incorporated by reference in the Registration Statement. We also consent to the reference to our firm under the caption "Independent Accountants and Custodians" in the Statement of Additional Information.

COOPERS & LYBRAND L.L.P.
Baltimore, Maryland
January 21, 1998